January 8, 2020

John Michel
Executive Vice President and Chief Financial Officer
First Foundation Inc.
18101 Von Karman Avenue, Suite 700
Irvine, CA 92612

       Re: First Foundation Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-36461

Dear Mr. Michel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance